UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________

Commission File Number __________

MAKO MINING CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 700-838 West Hastings Street
Vancouver, British Columbia
V6C 0A6 Canada

(917) 558-5289

(Address and telephone number of registrant's principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	MAKO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                                    ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

EXPLANATORY NOTE

Mako Mining Corp. (the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system ("MJDS") of the Exchange Act. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING INFORMATION

Certain statements in this Form 40-F and the documents incorporated by reference herein constitute forward-looking information and forward-looking statements as defined in applicable securities laws (collectively, "forward-looking information"). All statements contained herein, other than statements of historical fact relating to the Registrant, constitute forward-looking information, including, but not limited to, any information as to the Registrant's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward-looking information included in this Form 40-F includes, without limitation, statements with respect to the Registrant's expectations in connection with the production and exploration, development and expansion plans at the Registrant's projects discussed herein being met, the Registrant's expectations relating to the performance of its mineral properties, the estimation of Mineral Reserves and Mineral Resources, the timing and amount of estimated future production, the estimation of the life of mine of the Registrant's projects, the timing and amount of estimated future capital and operating costs, the costs and timing of exploration and development activities, the Registrant's expectation regarding the timing of mining studies, the Registrant's expectations with respect to its issued and outstanding securities, the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, royalties, equity interests, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits, the Registrant's community relations in the locations where it operates, and the Registrant's expectations regarding the payment of any future dividends, as well as those factors discussed in the section entitled "Risk and Uncertainties" in the Registrant's Management Discussion and Analysis for the year ended December 31, 2024 incorporated by reference herein.

Numerous factors could cause actual results to differ materially from those in the forward-looking information, including without limitation:

• financing, capitalization and liquidity risks;

• mineral exploitation and exploration program cost estimates;

• the nature and impact of drill results and future exploration;

• regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;

• volatility of currency exchange rates, metal prices and metal production;

• other factors referenced under "Risks and Uncertainties" in the Registrant's Management Discussion and Analysis for the year ended December 31, 2024; and

• other risks normally associated with the acquisition, exploration, development and operation of mining properties.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Registrant undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained and incorporated by reference herein is presented for the purpose of assisting investors in understanding the Registrant's business, plans and objectives as of the dates presented and may not be appropriate for other purposes.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under MJDS adopted by the United States Securities and Exchange Commission, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. As a result, the Registrant's financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

The resource estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All resource and reserve estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the guidelines set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. There are differences between the standards and terms used for reporting “mineral reserves” and “mineral resources” in Canada, and in the United States pursuant to the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” as used in this Registration Statement are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the CIM Definition Standards for Mineral Resources & Mineral Reserves (the “CIM Definition Standards”) adopted by the CIM Council which differ from the requirements of the SEC.

The SEC has mineral property disclosure rules in Regulation S-K Subpart 1300 (the "SEC Mineral Property Rules"), however, the Company is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules because it is a "foreign private issuer" under the Exchange Act and entitled to file reports with the SEC under MJDS.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.57, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed or will file certain consents attached hereto as Exhibits 99.58 through 99.77 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Registrant and to one vote per Common Share held at meetings of the shareholders. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Registrant, and upon liquidation, dissolution or winding-up, to share pro rata in such assets of the Registrant as are distributable to the holders of Common Shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources.

CONTRACTUAL AND OTHER OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the heading “Liquidity Risk” in Management’s Discussion and Analysis for the year ended December 31, 2024 filed as Exhibit 99.7 to this Registration Statement.

NASDAQ CORPORATE GOVERNANCE

The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under Exchange Act and the Registrant's Common Shares are listed on the TSX Venture Exchange ("TSXV") and are expected to be listed on The Nasdaq Stock Market LLC ("Nasdaq"). Rule 5615(a)(3) of the listing rules of the Nasdaq (the "Nasdaq Stock Market Rules") permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

A description of the ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Audit Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(c)(1), which requires companies to adopt a formal written audit committee charter and have an audit committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(c)(1), the Registrant follows the applicable rules of TSXV and Canadian securities laws.

Compensation Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Registrant follows the applicable rules of TSXV and Canadian securities laws.

Code of Conduct: The Registrant does not follow Nasdaq Stock Market Rule 5610, which requires companies to adopt a Code of Conduct applicable to all directors, officers and employees, which comply with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 and any regulations promulgated thereunder. In lieu of following Nasdaq Stock Market Rule 5610, the Registrant follows the applicable rules of TSXV and the Canadian Securities laws.

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the applicable rules of TSXV and the Canadian securities laws.

Third-Party Director and Nominee Compensation Disclosure. The Registrant does not follow Nasdaq Stock Market Rule 5250(b)(3), which requires certain disclosures of third-party compensation arrangements with directors and nominees for director. In lieu of following Nasdaq Stock Market Rule 5250(b)(3), the Registrant follows the applicable rules of TSXV and the Canadian securities laws.

Distribution of Annual and Interim Reports. The Registrant does not follow Nasdaq Stock Market Rule 5250(d), which specifies methods for the distribution of annual and interim reports to investors. In lieu of following Nasdaq Stock Market Rule 5250(d), the Registrant follows the applicable rules of TSXV and the Canadian securities laws. Annual reports of the Registrant will be filed under Form 40-F and interim reports of the Registrant will be filed on Form 6-K.

The foregoing is consistent with applicable laws, customs and practices in Canada.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKO MINING CORP.

By:	/s/ Akiba Leisman
Name:	Akiba Leisman
Title:	Chief Executive Officer

Date: March 18, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description
99.1	News Release dated January 13, 2025
99.2	News Release dated February 5, 2025
99.3	News Release dated February 24, 2025
99.4	News Release dated March 27, 2025
99.5	Material Change Report dated April 4, 2025
99.6	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023
99.7	Management Discussion and Analysis for the year ended December 31, 2024
99.8	News Release dated April 21, 2025
99.9	News Release dated April 21, 2025
99.10	News Release dated May 14, 2025
99.11	News Release dated May 21, 2025
99.12	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024
99.13	Management Discussion and Analysis for the three months ended March 31, 2025
99.14	News Release dated June 2, 2025
99.15	News Release dated June 23, 2025
99.16	Statement of Executive Compensation (Form 51-102F6) filed June 30, 2025
99.17	News Release dated July 3, 2025
99.18	News Release dated July 14, 2025
99.19	Notice of the Meeting and Record Date with respect to the annual general meeting of shareholders to be held on September 30, 2025
99.20	News Release dated August 14, 2025
99.21	Notice of Meeting and Management Information Circular with respect to the annual general meeting of shareholders held on September 30, 2025
99.22	News Release dated August 22, 2025
99.23	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024
99.24	Management Discussion and Analysis for the three and six months ended June 30, 2025
99.25	News Release dated September 30, 2025
99.26	Material Change Report dated October 9, 2025
99.27	News Release dated October 16, 2025
99.28	News Release dated October 28, 2025
99.29	Material Change Report dated October 31, 2025
99.30	Underwriting Agreement dated October 31, 2025

99.31	Report of Distributions outside Canada dated October 31, 2025
99.32	Report of Exempt Distribution dated October 31, 2025
99.33	NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA dated November 17, 2025
99.34	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025 and 2024
99.35	Management Discussion and Analysis for the three and nine months ended September 30, 2025
99.36	News Release dated November 20, 2025
99.37	News Release dated November 26, 2025
99.38	News Release dated December 3, 2025
99.39	Material Contract - Purchase and Sale Agreement among Mako US Corp., Mako Mining Corp. and Sailfish Royalty Corp. dated November 26, 2025
99.40	Material Contract - Royalty Agreement among Mako Mining Corp., Mako US Corp. and Sailfish Royalty Corp. dated November 26, 2025
99.41	Material Contract - Gold Purchase Agreement between Mako Mining Corp. and Sailfish Royalty Corp. dated November 26, 2025
99.42	Notice of Meeting of Special Meeting and Management Information Circular dated December 23, 2025 with respect to the special meeting of shareholders held on February 10, 2026 in connection with the acquisition of Mt. Hamilton LLC
99.43	News Release dated January 6, 2026
99.44	News Release dated January 13, 2026
99.45	News Release dated January 26, 2026
99.46	News Release dated February 9, 2026
99.47	Notice of Meeting and Record Date (amended) dated February 9, 2026
99.48	Management Information Circular (amended) dated February 14, 2026
99.49	Material Contract - Amended and Restated Gold Purchase Agreement between Mako Mining Corp. and Sailfish Royalty Corp. dated February 14, 2026
99.50	Material Contract - Amended and Restated Purchase and Sale Agreement among Mako US Corp., Mako Mining Corp. and Sailfish Royalty Corp. dated February 14, 2026
99.51	Material Contract - Termination Agreement and Acknowledgment among Mako Mining Corp. Mako US Corp. and Sailfish Royalty Corp. dated February 14, 2026
99.52	News Release dated February 18, 2026
99.53*	NI 43-101 Technical Report for Goldsource Mines Inc., Preliminary Economic Assessment for the Eagle Mountain Gold Project, Guyana dated March 1, 2024
99.54	Amended Technical Report and Estimate of Mineral Resources for the San Albino Project Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua dated June 10, 2024
99.55	NI 43-101 Technical Report for the 2025 Mineral Resource Estimate for the Moss Mine Project, Oatman Mining District, Mohave County, Arizona, USA dated February 27, 2026
99.56	News Release dated March 10, 2026
99.57	Amended and Restated Articles dated October 25, 2007

99.58	Consent of PricewaterhouseCoopers LLP
99.59	Consent of Steven Ristorcelli
99.60	Consent of John Rust
99.61	Consent of Brian Ray
99.62	Consent of N. Eric Fier
99.63	Consent of Matthew D. Gray
99.64	Consent of Michael B. Dufresne
99.65	Consent of Andrew Turner
99.66	Consent of James N. Gray
99.67	Consent of Chris Keech
99.68	Consent of Gary Wong
99.69	Consent of Antoine Berton
99.70	Consent of Leon McGarry
99.71	Consent of Nigel Fung
99.72	Consent of Richard M. Gowans
99.73	Consent of Thomas Dyer
99.74	Consent of William J. Lewis
99.75	Consent of Advantage Geoservices Ltd.
99.76	Consent of APEX Geoscience Ltd.
99.77	Consent of Stifel Nicolaus Canada Inc.

* to be filed with Amendment No. 1 to this Registration Statement on Form 40-F